ULTRADATA SYSTEMS, INCORPORATED
                          1240 DIELMAN INDUSTRIAL COURT
                            ST. LOUIS, MISSOURI 63132

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JUNE 27, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

      Attn:  Barbara C. Jacobs, Assistant Director
             Division of Corporation Finance

             Perry Hindin, Esq.
             Adam Halper, Esq.

      Re:    Ultradata Systems, Incorporated
             Registration Statement on Form SB-2
             File No. 333-123764
             Amendment No. 2 to Registration Statement filed June 3, 2005

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 17, 2005 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Ultradata Systems, Incorporated (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

      We are filing herewith Amendment No. 3 to the Company's Registration Statement.

FORM SB-2

GENERAL

1.    We note your  response  to prior  comment 3 of our letter  dated April 28,
      2005.   Please  revise  your   disclosure   to  reflect  this   additional
      information.

      Response

      We have revised our disclosure to indicate that the if the volume weighted average price is below $0.50 at any point during a month, the holder has the right to, but is not obligated to convert any portion of the debenture during that month.

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Securities and Exchange Commission
June 27, 2005
Page 2 of 4


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
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2.    We  reissue  prior  comment  10 of our letter  dated  April 28,  2005 with respect to our request for disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations. As required by
      Item 303(b) of Regulation S-B, you should discuss not only your past but also your future financial condition and results of operations, with particular emphasis on the prospects for the future. Your disclosure also should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, that have had or that you reasonably expect will have a material favorable or
      unfavorable  impact  on  net  sales,  revenues,   income  from  continuing
      operations or liquidity and on which your executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350.

      Response

      We have revised our disclosure in accordance with Item 303(b) and Section III.A of SEC Release 33-8350 to address the concerns raised in this comment and prior comment 10 of your letter dated April 28, 2005. Specifically, we have expanded our disclosure to discuss the impact that the loss of the AAA agreement has had on our operations and what changes we have implemented in addressing the loss of this agreement and our change in business strategy towards more numerous, yet smaller customers, to reduce the impact such a loss of a major customer could have on our operations in the future.

Signatures

3. Please refer to comment 13 of our letter dated April 28, 2005. Please note that the registration statement must be signed by the registrant, as well as by its principal executive officer, principal financial officer, principal accounting officer or controller and a majority of its directors. While we note that your registration statement is signed on behalf the registrant, the second section where you represent Mr. Clarke is signing in his capacity has not been updated to reflect his position as principal financial officer and principal accounting officer. See the signatures section of Form SB-2. Please also revise your signatures block in the above-referenced Form 10-KSB.

      Response

      We have revised our signature block on the Form SB-2 to indicate that Mr. Clarke is signing in his capacity as Principal Financial Officer and Principal Accounting Officer. We have revised the signature block in the 10-KSB for the year ended December 31, 2004, which amended 10-KSB was filed on Edgar on June 22, 2005.

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Securities and Exchange Commission
June 27, 2005
Page 3 of 4

Form 10-KSB/A

Controls and Procedures

4. Please refer to comment 15 of our letter dated April 28, 2005. We note your statements in the Form 10-KSB that the principal executive and financial officers have concluded that the company's disclosure controls and procedures "were effective...for the purpose of recording, processing, summarizing and timely reporting material information required to be disclosed in reports." Please revise to disclose if Ultradata's disclosure controls and procedures were effective as defined in paragraph (e) of Rule 13a-15. Your definition of disclosure controls still appears to be narrower than Rule 13a-15(e). Please revise to provide the same representation, if true, in your Form 10-QSB for the quarter ended March 31, 2005.

      Response

      We have revised our Form 10-KSB for the year ended December 31, 2004 and our Form 10-QSB for the quarter ended March 21, 2005 to provide for the proper disclosures under Rule 13a-15(e). We have now stated that "[b]ased on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure." We filed the amended 10-KSB on Edgar on June 22, 2005.

5. Please refer to comment 16 of our letter dated April 28, 2005. You disclose that there was no "change in internal controls over financial reporting, known to the ----- Chief Executive Officer." In this regard it still does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d). Please revise to indicate if there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting. Please revise to provide the same representation, if true, in your Form 10-QSB for fiscal quarter ended March 31, 2005.

      Response

      We have revised our Form 10-KSB for the year ended December 31, 2004 and our Form 10-QSB for the quarter ended March 21, 2005 to provide for the proper disclosures under Item 308(c) of Regulation S-B and Rule 13a-15(d).

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Securities and Exchange Commission
June 27, 2005
Page 4 of 4

      We have now stated that "[t]here were no changes in internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially effect, the Company's internal control over financial reporting." We filed the amended 10-KSB and 10-QSB on Edgar on June 22, 2005.

Exhibits

6.    It  appears   that  your   amended   Form  10-KSB  fails  to  include  the
      certifications   required  by  Item   601(b)(31).   Please   include  such
      certifications in your next amendment.

      Response

      We have filed the amended 10-KSB with the certifications required by Item 601(b)(31). We filed the amended 10-KSB on Edgar on June 22, 2005.

      We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                Very truly yours,

                                                /s/ MONTE ROSS
                                                -----------------------
                                                Monte Ross
                                                Chief Executive Officer